

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

William J. Pasenelli
Chief Executive Officer
The Community Financial Corporation
3035 Leonardtown Road
Waldorf, MD 20601

      Re: The Community Financial Corporation
          Registration Statement on Form S-4
          Filed December 11, 2020
          File No. 333-251289

Dear Mr. Pasenelli:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance

cc: Ed Olifer, Esq.